EXHIBIT 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
China Biologic Products Holdings, Inc.

We consent to the incorporation by reference in the Registration Statement (No. 333-151263) on Form S-8 (as amended by Post-Effective Amendment No. 1) of China Biologic Products Holdings, Inc. (the “Company”) of our reports dated February 28, 2018, with respect to the consolidated balance sheets of the Company as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2017 and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2017, which reports appear in the December 31, 2017 annual report on Form 20-F of the Company.

/s/ KPMG Huazhen LLP

Beijing, China
February 28, 2018